                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K

[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended. . . . . . . . December 31, 2001

                                       OR

[ ]           TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the transition period from. . . . . . . to . . . . . . . .

               Commission file number. . . . . . . . . . . . . . . .1-16489

                 A. FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN
                            (Full title of the Plan)

                           B. FMC TECHNOLOGIES, INC.
                200 East Randolph Drive, Chicago, Illinois 60601
                          (Name and Address of Issuer)

SIGNATURES
----------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Technologies, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 FMC PUERTO RICO SAVINGS AND
                                 INVESTMENT PLAN


                                 By  /s/ Jeffrey W. Carr
                                     ----------------------
                                 Jeffrey W. Carr
                                 Vice President, General Counsel and Secretary

Date: June 27, 2002

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
================================================================================


                                                                      Page(s)
                                                                      ------

Independent Auditors' Report ...........................................  1

Financial Statements:

     Statements of Net Assets Available for Benefits ...................  2

     Statements of Changes in Net Assets Available for Benefits ........  3

     Notes to Financial Statements ..................................... 4-8

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .........  9

Exhibit Index .......................................................... 10

                          Independent Auditors' Report
                          ----------------------------

The Employee Welfare Benefits Plan
Committee of FMC Technologies, Inc.:

We have audited the accompanying statements of net assets available for benefits of the FMC Puerto Rico Savings and Investment Plan (the "Plan") as of
December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP


Chicago, Illinois
June 26, 2002

 FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN
 Statements of Net Assets Available for Benefits
 December 31, 2001 and 2000

                                                          2001       2000
                                                        -------    -------
    Assets:

        Investments, at fair value                      $92,988    $63,810

        Receivables from participants:

          Loans                                           5,070      6,000
                                                        -------    -------

        Net assets available for benefits               $98,058    $69,810
                                                        =======    =======




    The accompanying notes are an integral part of these financial statements.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

                                                      2001         2000
                                                     -------     --------
Additions:
   Net appreciation in fair value of investments     $14,749     $ 9,506
   Interest and dividend income                          538         498
                                                     -------     -------
      Net investment income                           15,287      10,004
   Contributions - employees                          11,333      16,170
   Contributions - employer                            6,375       7,348
                                                     -------     -------

Total additions                                       32,995      33,522
                                                     -------     -------

Deductions:
   Distributions to participants                       3,831       2,088
   Administrative expenses                               916       1,368
                                                     -------     -------

Total deductions                                       4,747       3,456
                                                     -------     -------

Net additions                                         28,248      30,066

Net assets available for benefits,
   beginning of year                                  69,810      39,744
                                                     -------     -------

Net assets available for benefits,
   end of year                                       $98,058     $69,810
                                                     =======     =======

The accompanying notes are an integral part of these financial statements.

FMC Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

(1)  Description of the Plan

     The following description of the FMC Puerto Rico Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan text for a more complete description of the Plan's provisions.

     FMC Technologies AG, formerly known as FMC International AG, a wholly owned subsidiary of FMC Technologies, Inc. (the "Company"), became the successor-sponsor of the Plan, effective May 1, 2001, in conjunction with the spin off of FMC Technologies, Inc. from FMC Corporation (Note 6).

     (a)  General

     The Plan is a qualified salary-reduction plan under Section 1165(a) of the Internal Revenue Code, which covers all permanent full-time and part-time employees of the Puerto Rico Branch of the Company working in Puerto Rico other than employees who generally reside or work outside of Puerto Rico and employees covered by certain collective bargaining agreements. Such employees are eligible to participate in the Plan immediately after commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan's inception was effective January 1, 1998, and it was amended and restated effective January 1, 2000 to reflect Plan changes and changes in the Internal Revenue Code. The Company has delegated the authority to act as the Plan administrator to the FMC Technologies, Inc. Employee Welfare Benefits Plan Committee (the "Committee").

     (b)  Contributions

     Participants may elect to have their annual compensation reduced by up to $8,000, subject to adjustments to reflect changes in the cost of living, but not by more than 10% of their total compensation in the aggregate. The aggregate amount of such reductions is contributed to the Plan trust on a pretax basis. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $8,000 (but not more than 20% of their total compensation in the aggregate). The Company makes matching contributions ranging from 15% to 80% of the portion of those contributions not in excess of 4% of each participant's compensation ("Basic Contribution"), regardless of the $8,000 limit on pretax contributions. At December 31, 2001, five current and former employees participated in the Plan.

     (c)  Trust and Record Keeping

     The Committee and Banco Popular de Puerto Rico (the "Trustee") established a trust (the "Trust") for investment purposes as part of the Plan. Fidelity Institutional Retirement Services Company is the Plan's record keeper (the "Record Keeper") and acts as an agent for the Trustee.

     (d)  Investment options

     Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments with at least 2% directed to each investment option selected. Investment options include the following:

     1) FMC Stock Fund - Funds are invested in common stock of FMC Corporation. Effective December 31, 2001, this Fund is no longer available as an investment option for future investments.

     2) Fidelity Managed Income Portfolio - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund's investment manager. For the plan years ending December 31, 2001 and December 31, 2000, the effective annual yield was approximately 5.8% and 5.7%, respectively.

FMC Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     3) Clipper Fund - Funds are invested in common stocks that are considered undervalued by the fund manager and in long-term bonds.

     4) Mutual Qualified Fund (Z) - Funds are invested primarily in common and preferred stocks that are considered undervalued by the fund manager.

     5) Sequoia Fund - Fund investments are concentrated in a relatively small number of mostly U.S. headquartered companies with long-term growth potential.

     6) Fidelity Puritan Fund - Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

     7) Fidelity Blue Chip Growth Fund - Funds are invested primarily in common stocks of well-known and established companies.

     8) Fidelity Low-Priced Stock Fund - Funds are heavily invested in undervalued stocks or out-of-favor stocks.

     9) Fidelity Diversified International Fund - Funds are invested primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

     10) Fidelity Retirement Government Money Market Portfolio - Funds are invested in short-term obligations of the U.S. Government or its agencies.

     11) Fidelity U.S. Equity Index Pool Fund - Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

     12) FMCTI Stock Fund - Funds are invested in the common stock of FMC Technologies, Inc.

     Prior to December 31, 2001, Company contributions were invested in the FMC Stock Fund and were credited to the respective accounts of the employees participating in the Plan. After December 31, 2001, the FMCTI Stock Fund was created as a result of the distribution of the Company's stock by FMC Corporation (Note 6). Effective January 1, 2002, Company contributions to the Plan are invested by the Trustee in the FMCTI Stock Fund and credited to the respective accounts of the employees participating in the Plan. While investments may generally be transferred among funds, amounts contributed by the Company to the FMCTI Stock Fund are not eligible for fund transfer.

     Prior to February 26, 2001, participants could change their investment options and move their account balances within the funds as frequently as they chose except with respect to employee Basic Contributions to the FMC Stock Fund, where the value of the account could be moved once a year after a participant reached age 50, and Company contributions, which could not be moved to other funds. Effective February 26, 2001, participants were given the ability to move account balances with respect to employee Basic Contributions to and from the FMC Stock Fund at any time.

     (e) Vesting

     Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is based on years of service. A participant is 100 percent vested after five years of service.

FMC Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     (f)  Payment of Benefits

     Upon termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants whose accounts are valued at more than $5,000 may, upon termination, elect to defer their lump sum distribution or receive annual installments over not more than 20 years. If a participant is not fully vested in the Company's contributions to his or her account on the date of termination of his or her employment, the non-vested portion is forfeited.

     (g)  Expenses

     Certain administrative expenses of the Plan may be paid using funds in the forfeitures account, if any. Certain expenses are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts.

     (h)  Withdrawals and Loans

     The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50 percent of the participant's vested account balance. Loans are secured by the participant's vested account balance and must be repaid over not more than 60 months with interest at a reasonable rate as determined by the Company. At December 31, 2001, a loan of $5,070 was outstanding.

     (i)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balances.

     (j)  Forfeited Accounts

     Forfeited accounts may be used to pay certain Plan administration expenses. Any balances remaining after payment may be used to reduce future employer contributions.

(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan:

     (a)  Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     (b)  Investment Transactions and Income Recognition

     Security transactions are recorded in the financial statements on a settlement-date basis, which does not differ materially from a trade-date basis. Dividends are recorded as earned on the record date. Interest is recorded as earned on the accrual basis.

     (c)  Valuation of Investments

     Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value, which approximates market value.

FMC Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     (d)  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan's financial position or results of operations.

     (e)  Payment of Benefits

     Benefits are recorded when paid.

(3)  Investments

     Investments at fair value which represent 5% or more of the Plan's net assets available for benefits are separately identified below:

=======================================================================================================
                                                                                      December 31,
                                                                                    -------------------
                                                                                     2001        2000
-------------------------------------------------------------------------------------------------------
     FMC Stock Fund                                                                 $53,395     $55,532
     FMCTI Stock Fund                                                                25,386           -

=======================================================================================================

During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

=======================================================================================================
                                                                                Year ended December 31,
                                                                                -----------------------
                                                                                     2001        2000
-------------------------------------------------------------------------------------------------------
     FMC Stock Fund                                                                 $15,144     $10,115
     Clipper Fund                                                                        84         (21)
     Mutual Qualified Fund (Z)                                                          (26)        (73)
     Sequoia Fund                                                                       112        (188)
     Fidelity Puritan Fund                                                                -         (14)
     Fidelity Blue Chip Growth Fund                                                    (484)       (266)
     Fidelity Low-Priced Stock Fund                                                       -          (1)
     Fidelity Diversified International Fund                                            (81)        (25)
     Fidelity U. S. Equity Index Pool Fund                                                -         (21)
========================================================================================================

                                                                                    $14,749     $ 9,506
========================================================================================================

FMC Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

(4)     Non-Participant Directed Investments

        Non-participant directed investments are composed of forfeited non-vested balances that have not been allocated to participant accounts. These accounts, totaling $1,230 and $1,367 at December 31, 2001 and 2000, respectively, are included in the Fidelity Managed Income Portfolio.

        Changes in the non-participant directed investments during 2001 were:


             Non-participant directed assets at December 31, 2000               $   1,367
             Dividend income                                                           66
             Forfeited accounts                                                       563
             Forfeitures used to reduce Company contributions                           -
             Forfeitures used for Plan expenses                                      (766)
             -----------------------------------------------------------------------------
             Non-participant directed investments at December 31, 2001          $   1,230
             -----------------------------------------------------------------------------

(5)     Income Taxes

        As a foreign entity, the Plan is not required to obtain or maintain a determination of tax status. The Plan's administrator and the Plan's tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

 (6)    FMC Corporation's Reorganization

        In October 2000, FMC Corporation announced its intention to reorganize its Energy Systems and Food and Transportation Systems businesses as a new company, FMC Technologies, Inc., and to sell up to 19.9% of FMC Technologies, Inc.'s common stock by means of an initial public offering, followed by a tax-free distribution to FMC Corporation's stockholders of FMC Corporation's remaining interest in the Company's common stock.

        As a result of the reorganization, effective May 1, 2001, FMC International AG, now known as FMC Technologies AG, became the successor-sponsor of the Plan.

        The Company completed the initial public offering of 17% of its common stock on June 14, 2001. On December 31, 2001, FMC Corporation distributed its remaining 83% ownership of the Company's stock to all FMC Corporation's stockholders in the form of a dividend. Each FMC Corporation stockholder of record as of December 12, 2001 received a dividend of 1.719721318 shares of the Company's common stock for each share of FMC Corporation common stock. For participants with an interest in the FMC Stock Fund, the Company stock dividend was invested in the FMCTI Stock Fund.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2001

=================================================================================================================================
                                                         Description of investment including                       Current value
          Identity of issuer, borrower, lessor             maturity date, rate of interest                        at December 31,
                    or similar party                     collateral, par, or maturity value                            2001
---------------------------------------------------------------------------------------------------------------------------------
FMC Stock Fund (FMC Corporation Common Stock) *          FMC Corporation Stock, approximately 1,710 shares           $ 53,395

FMCTI Stock Fund (FMC Technologies, Inc. Common Stock) * FMC Technologies, Inc. Stock
                                                         approximately 1,543 shares                                    25,386

Fidelity Managed Income Portfolio * - non-participant    Portfolio includes investment contracts offered by major       1,230
   directed                                              insurance companies and other approved financial
                                                         institutions

Mutual Qualified Fund (Z)                                Stock Long-term Growth Fund                                    2,022

Sequoia Fund                                             Stock Long-term Growth Fund                                    1,289

Fidelity Blue Chip Growth Fund *                         Large Companies Stock Fund                                     3,852

Fidelity Diversified International Fund *                Growth Mutual Fund of Foreign Companies                        1,480

Fidelity Retirement Government Money Market Portfolio *  Money Market Mutual Fund                                       4,334

Participant loans receivable                             Rate of interest 5.7% to 5.9%                                  5,070

---------------------------------------------------------------------------------------------------------------------------------
Total assets held for investment purposes                                                                            $ 98,058
=================================================================================================================================

* - party-in-interest.

See accompanying independent auditors' report.

EXHIBIT INDEX

NUMBER IN
EXHIBIT TABLE     DESCRIPTION
-------------     -----------

23.1              Independent Auditors' Consent (KPMG LLP)